

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2013

Via E-mail
Andrew Marsh
President and Chief Executive Officer
Plug Power Inc.
968 Albany-Shaker Road
Latham, NY 12110

> **Re:** **Plug Power Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 5, 2013**
> **File No. 333-186041**

Dear Mr. Marsh:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Statements made by our Chief Executive Officer, page 22

1.   Refer to the last bullet point that you added to this risk factor. Please clarify the period addressed by the range mentioned in that bullet point. Also, please tell us where you have disclosed the assumptions underlying the range or why you believe those assumptions need not be disclosed.

Undertakings, page II-2

2.   We note the last sentence of your response to prior comment 1. Please provide all undertakings required by Regulation S-K Item 512(a). We note for example that you have not provided the undertakings in Item 512(a)(2), 512(a)(3), 512(a)(5)(ii) or 512(a)(6).

Exhibit 5.1

3.   Please file a revised opinion that clearly addresses all of the securities identified in your revised fee table.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any questions.

                                                Sincerely,

                                                /s/ Russell Mancuso

                                                Russell Mancuso
                                                Branch Chief

cc (via e-mail): Jocelyn M. Arel, Esq.